Exhibit 99.10

October 31, 2005

Ms Eva Hughes

Dear Eva:

Pure Play Media, Inc. (Company) is pleased to offer you the position of Controller, the start date will be November 14th 2005. In this position, you will be responsible to direct the Company’s accounting functions, including the overseeing of all aspects of our Accounting staff and facilities. You will be responsible for establishing practices and procedures, as well as any Accounting reports required by the Company and provide recommendations. You will also be responsible to finalize Pure Play’s SB2 filing which is currently well underway, included with this any IPO preparations the Company plans in the near future, this with outside CPA and Auditors required as assistance.

Pure Play will also require you to establish, document, implement, and maintain all internal Company controls (accounting, general compliance, and other processes) according to COSO/Sarbanes-Oxley. Your responsibilities will also include internal and external financial and compliance reporting, risk management and HR functions including payroll.

This position has a starting salary at an annualized rate of $ 85,000 for the first 3 month, thereafter an annualized rate of $ 90,000 to the 12th month. Pure Play will complete a review in the 13th month which will take your salary to $ 100,000 and will continue to offer a review every 12 month thereafter; these following reviews will provide for a guarantee of a 4% increase each and every annual review.

You will earn vacation time at the rate of three weeks (15 working days) per year. This will be earned on a pro-rata basis each month, and you may accumulate to a maximum not to exceed your annual earnings plus 5 days. You may not take more than one contiguous week at a time during the first year of your employment, and not more than 2 contiguous weeks for the second year and thereafter. All vacation requests must be approved in advance.

Pure Play has paid holidays that include New Years Day, Memorial Day, Independence Day, Labor Day, Thanksgiving (2 Days) and Christmas Day.

Pure Play will reimburse your current health coverage (Kaiser) in the amount of $ 297.00 monthly. This will occur the following month of your start date of employment.

The Company currently does not offer stock options or a 401k plan, and has no immediate plans to do so. However, should the Company offer these, or any other incentive benefit to its executives and /or employees, the Company will offer such benefits commensurate with your senior level position.

Pure Play will provide for a 6 month severance pay should you be terminated after the 12th month of employment without cause, this severance will be paid at your than current salary each and every month for a period of six (6) month after termination.

Pure Play will make its best effort to provide you with a larger office once one becomes available.

Pure Play will announce your position to its staff and provide you senior management support to implement procedures required to go public.

All at Pure Play are extremely happy that you have decided to join our team. I am looking forward to your starting with us on Monday, November 14th 2005.

Sincerely

Pure Play Media Inc

/s/ Sieg Badke

Sieg Badke

President

The undersigned accepts the above employment offer dated October 31, 2005. It is understood that employment is subject to verification of identity and employment eligibility.

Eva Hughes__/s/ Eva Hughes___________________ Date _____11/14________2005